UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of Aguust, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: August 14, 2006                         /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2006 and 2005
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the six months ended June 30, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                     JUNE 30,      DECEMBER 31,
                                                       2006            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                            12,462,354       7,731,395
Accounts receivable, prepaids and deposits (Note 8)     519,956         548,492
Marketable securities (Note 1 and 4)                    186,000         186,000
                                                   ------------    ------------
                                                     13,168,310       8,465,887
MINERAL PROPERTIES AND DEFERRED
     COSTS (Notes 1 and 5)                           18,754,753      15,032,107
                                                   ------------    ------------
                                                     31,923,063      23,497,994
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                867,046         976,811
FUTURE INCOME TAX LIABILITIES                         2,113,532       1,760,110
                                                   ------------    ------------
                                                      2,980,578       2,736,921
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               59,771,856      50,414,672

CONTRIBUTED SURPLUS (Note 7)                          6,297,329       5,854,445

DEFICIT                                             (37,126,700)    (35,508,044)
                                                   ------------    ------------
                                                     28,942,485      20,761,073
                                                   ------------    ------------
                                                     31,923,063      23,497,994
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
-----------------------

/s/ ROBERT STUART ANGUS , Director
-----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Administrative and management services                  206,460          40,078         233,342          72,314
Corporate development and investor relations            159,153         202,140         247,831         322,726
General exploration                                           -          76,032           3,739          95,066
Office and sundry                                        45,670          40,609          89,456          77,172
Professional fees                                        80,549         273,093         170,210         588,317
Rent, parking and storage                                18,471          30,739          47,482          41,063
Salaries and employee benefits                          237,610         141,231         385,883         263,605
Stock based compensation                                407,520               -         407,520       1,800,000
Telephone and utilities                                   3,665           6,241           9,743          15,749
Transfer agent and regulatory fees                       49,125          75,628         129,927         105,445
Travel and accommodation                                 19,400          74,309          64,039         145,989
                                                   ------------    ------------    ------------    ------------
                                                      1,227,623         960,100       1,789,172       3,527,446
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,227,623)       (960,100)     (1,789,172)     (3,527,446)
                                                   ------------    ------------    ------------    ------------

OTHER EXPENSE (INCOME)

Foreign exchange                                          7,063          44,221          10,344          23,714
Interest and other income                              (122,350)        (31,428)       (180,860)        (60,796)
                                                   ------------    ------------    ------------    ------------
                                                       (115,287)         12,793        (170,516)        (37,082)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                  (1,112,336)       (972,893)     (1,618,656)     (3,490,364)

DEFICIT - BEGINNING OF PERIOD                       (36,014,364)    (32,297,003)    (35,508,044)    (29,597,304)

DISTRIBUTION OF EQUITY ON
    SPIN-OFF OF ASSETS TO GOLDEN ARROW(Note 2)                -               -               -        (145,866)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (37,126,700)    (33,270,953)    (37,126,700)    (33,270,953)
                                                   ============    ============    ============    ============



BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.02)          (0.02)          (0.03)          (0.08)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        51,678,065      45,479,724      50,411,767      44,937,274
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

 CASH PROVIDED FROM (USED FOR)

 OPERATING ACTIVITIES

 Net loss for the period                             (1,112,336)       (972,893)     (1,618,656)     (3,490,364)
 Items not affecting cash
     Stock-based compensation                           407,520               -         407,520       1,800,000
                                                   ------------    ------------    ------------    ------------
                                                       (704,816)       (972,893)     (1,211,136)     (1,690,364)
 Change in non-cash working capital balances           (222,206)        712,931         (81,229)        496,257
                                                   ------------    ------------    ------------    ------------
                                                       (927,022)       (259,962)     (1,292,365)     (1,194,107)
                                                   ------------    ------------    ------------    ------------
 INVESTING ACTIVITIES

 Expenditures on mineral properties and
     deferred costs                                  (2,011,506)     (1,809,930)     (3,369,224)     (3,330,471)
 Purchase of equipment                                        -          (5,076)              -          (8,258)
                                                   ------------    ------------    ------------    ------------
                                                     (2,011,506)     (1,815,006)     (3,369,224)     (3,338,729)
                                                   ------------    ------------    ------------    ------------
 FINANCING ACTIVITIES

 Issuance of common shares                               28,050               -      10,228,450       4,215,145
 Share issue costs                                      (72,809)              -        (835,902)              -
                                                   ------------    ------------    ------------    ------------
                                                        (44,759)              -       9,392,548       4,215,145
                                                   ------------    ------------    ------------    ------------
 (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                            (2,983,287)     (2,074,968)      4,730,959        (317,691)

 CASH TRANSFERRED TO GOLDEN
     ARROW (Note 2)                                           -               -               -        (145,866)
                                                   ------------    ------------    ------------    ------------
 NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                            (2,983,287)     (2,074,968)      4,730,959        (463,557)

 CASH AND CASH EQUIVALENTS
     - BEGINNING OF PERIOD                           15,445,641       6,838,765       7,731,395       5,227,354
                                                   ------------    ------------    ------------    ------------
 CASH AND CASH EQUIVALENTS
     - END OF PERIOD                                 12,462,354       4,763,797      12,462,354       4,763,797
                                                   ============    ============    ============    ============

 CASH AND CASH EQUIVALENTS
     COMPRISED OF:
     Cash                                               962,354       1,263,797         962,354       1,263,797
     Term deposits                                   11,500,000       3,500,000      11,500,000       3,500,000
                                                   ------------    ------------    ------------    ------------
                                                     12,462,354       4,763,797      12,462,354       4,763,797
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                      NAVIDAD
                                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                                         $               $               $               $

Balance, beginning of period                         13,466,957         113,426       1,451,724      15,032,107
                                                   ------------    ------------    ------------    ------------
Expenditures during the period
     Acquisition costs                                  110,807               -               -         110,807
     Assays                                              69,439               -               -          69,439
     Communications                                      27,496               -               -          27,496
     Drilling                                         1,198,482               -               -       1,198,482
     Engineering                                         29,274               -               -          29,274
     Environmental and social                           186,982               -               -         186,982
     Geophysics                                          36,565               -               -          36,565
     Metallurgy                                         189,864               -               -         189,864
     Office and other                                   179,673               -               -         179,673
     Salaries and Contractors                           348,914               -               -         348,914
     Supplies and Equipment                              93,144               -               -          93,144
     Transportation                                     169,287               -               -         169,287
     Project Development                                328,285               -               -         328,285
     IVA Tax                                                  -               -         401,012         401,012
                                                   ------------    ------------    ------------    ------------
                                                      2,968,212               -         401,012       3,369,224
                                                   ------------    ------------    ------------    ------------
Future income tax                                       353,422               -               -         353,422
                                                   ------------    ------------    ------------    ------------
Balance, end of period                               16,788,591         113,426       1,852,736      18,754,753
                                                   ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its ongoing operations for the balance of the year.

         On July 14, 2006 the Supreme Court of British Columbia released its judgment in Aquiline Resources Inc.'s ("Aquiline") lawsuit against the Company. The Company was not successful in its defense and the court has found in Aquiline's favour.

         The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

         The Company believes that the reference to cost recovery in (c) in the order is applicable to all costs that have been incurred on a consolidated basis by the Company in the exploration and development of Navidad. The Company's valuation of the recoverable costs has not yet been finalized and agreed to with Aquiline.

         The Company has filed an appeal of this judgment. While the Company is confident of a favourable result from its appeal it recognizes that this will take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur.


2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SPIN-OFF OF ASSETS (continued)

         During the six months ended June 30, 2005 the Company paid $145,866 to Golden Arrow from the exercise of warrants of the Company that resulted in the issue of Golden Arrow shares as required by the terms of the Reorganization. As all warrants that were outstanding as of the effective date of the Reorganization were exercised by March 31, 2005 the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES

         At June 30, 2006, marketable securities had a quoted market value of $250,500 (December 31, 2005 - $270,000). The Company holds these marketable securities as a result of entering into option and sale agreements for certain of its non-core mineral property holdings for which the Company received common shares of publicly traded companies as partial consideration. These marketable securities may be considered "Navidad related assets" and subject to transfer to Aquiline.


5.       MINERAL PROPERTIES AND DEFERRED COSTS

         (a) Under the terms of the July 14, 2006 court order the Company's ownership of Navidad must be transferred to Aquiline and the Company accordingly cautions readers that until the British Columbia Court of Appeal rules on the matter the Company may only recover the costs incurred in the development of Navidad. The Company's valuation of the recoverable costs has not yet been finalized and agreed to with Aquiline. The Company's position is that it will be successful in its appeal and will recover all or a significant portion of its ownership interest in Navidad.

         (b) Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                  From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.


6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value
                      - 100,000,000 preferred shares without par value

                                                                                      NUMBER             $

         Issued - common shares

         Balance, December 31, 2004                                                  43,816,207      36,982,307

         Private placement                                                            3,333,340      10,000,020
         Exercise of options                                                             10,000          31,000
         Exercise of agents' options                                                    168,000         546,000
         Contributed surplus reallocated on exercise of options                               -         131,270
         Exercise of warrants                                                         1,485,517       3,784,011
         Proceeds collected and paid on behalf of Golden Arrow shares                         -        (145,866)
         Less share issue costs                                                               -        (914,070)
                                                                                   ------------    ------------
         Balance, December 31, 2005                                                  48,813,064      50,414,672

         Private placement                                                            2,865,000      10,027,500
         Exercise of options                                                            135,000         200,950
         Contributed surplus reallocated on exercise of options                               -          74,800
         Less share issue costs                                                               -        (946,066)
                                                                                   ------------    ------------
         Balance, June 30, 2006                                                      51,813,064      59,771,856
                                                                                   ============    ============

         (a) On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. The underwriter's warrants were valued using the Black-Scholes Pricing Model. The warrants were valued at $0.64 per warrant for a total value of $110,164 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At June 30, 2006, no underwriter's warrants had been exercised.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (b)      Stock Options and Stock-Based Compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). During the six months ended June 30, 2006, the Company granted 283,000 stock options.

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period:

                           Risk-free interest rate                      4%
                           Estimated volatility                         70%
                           Expected life                             2.5 years
                           Expected dividend yield                      0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the period was $1.44 per share. Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at June 30, 2006, and the changes for the six months ended June 30, 2006, is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND          EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period        4,881,000         2.54
                  Granted                               283,000         3.21
                  Exercised                           (135,000)         1.49
                                                   ------------
                  Balance, end of period              5,029,000         2.60
                                                   ============

                  Stock options outstanding and exercisable at June 30, 2006 are as follows:

                      NUMBER         EXERCISE PRICE           EXPIRY DATE
                                           $

                     205,000              0.40                July 19, 2006
                     119,000              0.50                May 2, 2007
                     115,000              0.50                September 23, 2007
                      40,000              0.84                March 7, 2008
                     300,000              0.90                May 30, 2008
                   1,220,000              1.87                August 27, 2008
                   1,347,000              3.10                March 24, 2009
                      25,000              3.10                March 24, 2007
                      50,000              4.20                December 01, 2009
                     865,000              4.16                March 16, 2010
                     460,000              2.92                November 16, 2010
                     283,000              3.21                June 22, 2011
                  ----------
                   5,029,000
                  ==========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at June 30, 2006 and the changes for the six months ended June 30, 2006, is as follows:

                                                                       NUMBER

                  Balance, beginning of period                        1,900,004
                  Issued                                              1,604,400
                                                                   ------------
                  Balance, end of period                              3,504,404
                                                                   ============

                  Common shares reserved pursuant to warrants and special warrants outstanding at June 30, 2006 are as follows:

                       NUMBER            EXERCISE PRICE       EXPIRY DATE
                                                $

                    1,666,670                 3.45            September 14, 2009
                      233,334                 3.25            September 13, 2007
                      171,900                 3.80            March 21, 2008
                    1,432,500                 3.80            March 21, 2010
                  -----------
                    3,504,404
                  ===========


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:
                                                                         $

         Balance, Dec.31, 2005                                        5,854,445
              Contributed surplus reallocated on exercise
                  of stock options                                      (74,800)
              Contributed surplus as a result of stock
                  options granted                                       407,520
              Contributed surplus as a result of brokers'
                  warrants issued                                       110,164
                                                                   ------------
         Balance, June 30, 2006                                       6,297,329
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company now owned by the Company, Golden Arrow, Amera
                  Resources Corporation, Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2006, the

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)

8.       RELATED PARTY TRANSACTIONS (continued)

                  Company  incurred  fees  of  $364,897  to  the  Grosso  Group:
                  $378,876 was paid in monthly payments and $13,979 is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) On May 6, 2005, on the signing of an Administration Services Agreement, the Company transferred its corporate equipment and leasehold improvements to Grosso Group at their carrying values of $93,177 as of December 31, 2004. As of June 30, 2006 the Company has received $46,589 from the Grosso Group for these assets. The remaining balance due from the Grosso Group is included in accounts receivable.

         (c) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 (previously $8,500) and to pay a bonus of $150,000. The total compensation paid to the President during the period was $225,667. Additionally, during six months ended June 30, 2006, the Company paid $137,800 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (e) In the event the agreement is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2006, the amount payable under the agreement would be $1,211,500.

                  In the event the agreement is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)

9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2006.

         The Company's total assets are segmented geographically as follows:

                                                   --------------------------------------------
                                                                   JUNE 30, 2006
                                                   --------------------------------------------
                                                     CORPORATE       ARGENTINA         TOTAL
                                                         $               $               $

         Current assets                              12,964,151         204,159      13,168,310
         Mineral properties and deferred costs                -      18,754,753      18,754,753
                                                   ------------    ------------    ------------
                                                     12,964,151      18,958,912      31,923,063
                                                   ============    ============    ============

                                                   --------------------------------------------
                                                                 DECEMBER 31, 2005
                                                   --------------------------------------------
                                                     CORPORATE       ARGENTINA         TOTAL
                                                         $               $               $

         Current assets                               8,331,000         134,887       8,465,887
         Mineral properties and deferred costs                -      15,032,107      15,032,107
                                                   ------------    ------------    ------------
                                                      8,331,000      15,166,994      23,497,994
                                                   ============    ============    ============


  10.    SUPPLEMENTARY CASH FLOW INFORMATION


         Non-cash financing activities were conducted by the Company as follows:

                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
         Financing activities
              Share issue costs                        (110,164)              -
              Contributed surplus                       110,164               -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============


11.      SUBSEQUENT EVENT

         Subsequent to June 30, 2006, the Company issued 200,000 common shares for $80,000 on the exercises of stock options.

         See Note 1 for discussion of the July 14, 2006 court decision.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 14, 2006, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2006 and audited annual consolidated financial statements and related notes for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of silver and lead; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

On July 14, 2006 the Supreme Court of British Columbia released its judgment in Aquiline Resources Inc.'s ("Aquiline") lawsuit against the Company. The Company was not successful in its defense and the court has found in Aquiline's favour.

The Order reads in part:

     "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad
          Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

      (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

      (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

      (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

The Company believes that the reference to cost recovery in (c) in the order is applicable to all costs that have been incurred on a consolidated basis by the Company in the exploration and development of Navidad. The Company's valuation of the recoverable costs has not yet been finalized and agreed to with Aquiline.

The Company has filed an appeal of this judgment. While the Company is confident of a favourable result from its appeal it recognizes that this will take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drill program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drill program commenced in November 2004 and was completed in September 2005. The Company commenced a Phase IV drill program in January 2006 that was completed in June. The Company announced results from Phase IV drill results on April 5th, May 30th and June 10th.

Under the terms of the July 14th court order the Company's ownership of Navidad must be transferred to Aquiline and the Company accordingly cautions readers that until the British Columbia Court of Appeal rules on the matter the Company may only recover the costs incurred in the development of Navidad. The Company's valuation of the recoverable costs has not yet been finalized and agreed to with Aquiline. The Company's position is that it will be successful in its appeal and will recover all or a significant portion of its ownership interest in Navidad.

SELECTED QUATERLY FINANCIAL INFORMATION AND SECOND QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                      2006                                   2005                                   2004
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

Loss from Continuing
     Operations             (1,112,336)    (506,320)  (1,041,118)  (1,233,392)    (972,893)  (2,517,470)  (1,164,504)    (492,562)

Loss per Common Share from
     Continuing Operations       (0.02)       (0.01)       (0.02)       (0.03)       (0.02)       (0.06)       (0.03)       (0.01)

Loss Allocated to Spin-off
     Assets                        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

Net Loss                    (1,112,336)    (506,320)  (1,041,118)  (1,233,392)    (972,893)  (2,517,470)  (1,164,955)    (492,562)

Net Loss per Common Share
     Basic and Diluted           (0.02)       (0.01)       (0.02)       (0.03)       (0.02)       (0.06)       (0.02)       (0.01)
                            -----------------------   -------------------------------------------------   -----------------------

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2006, the Company reported a consolidated loss of $1,618,656 ($0.03 per share), a decrease of $1,871,708 from the loss of $3,490,364 ($0.08 per share) for the six months ended June 30, 2005. The decrease in the loss in 2006, compared to the 2005 amount, was due to a number of factors of which $1,738,274 can be attributed to decreases in operating expenses and $133,434 change in other items.

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2006, were $1,789,172, a decrease of $1,738,274 from $3,527,446 in the 2005 period.

In the 2006 period the Company recorded non-cash stock based compensation of $407,520 compared to $1,800,000 in the 2005 period for the stock options granted during the periods. Other notable changes in the operating expenses are: (i) Professional fees decreased $418,107 to $170,210 in 2006 from $588,317 in the 2005 period, primarily due to the decrease in legal costs incurred in connection with the Aquiline legal action. (ii) Salaries increased $122,278 due to increases in staff, increases in salary levels and bonuses of $100,000. (iii) Administrative and management services increased $161,028 mainly due to a $150,000 bonus paid to the President during the 2006 period. The bonuses were recommended by the Compensation Committee and approved by the Board of Directors of the Company. (iv) Corporate development and investor relations decreased $74,895 mainly due to the decrease in printing costs and decrease in corporate development consulting costs during the 2006 period. (v) Travel and accommodation decreased $81,950 due to reduced travel in the 2006 period. (vi) General exploration decreased $91,327 due to decrease in the Company's general exploration activities during the 2006 period.

In 2006 the Company recorded interest income of $180,860 compared to $60,796 in 2005, primarily as a result of an increase in funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2006 was $12,462,354, an increase of $4,730,959 from December 31, 2005. Total assets increased to $31,923,063 at June 30, 2006 from $23,497,994 at December 31, 2005. This increase is mainly due to the increase in Navidad carrying value and in cash balance.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitles the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

The Company has received $200,950 from the exercise of options from January 1 to June 30, 2006. Subsequent to June 30, 2006 the Company received $80,000 from the exercise of options. As at August 14, 2006, the Company had working capital of approximately $11,500,000.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 from January 1 to June 30, 2005. The Company paid $145,866 to Golden Arrow Resources Corporation ("Golden Arrow") from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company considers that it has adequate resources to maintain its ongoing operations for the balance of the year. The Company will continue to rely on successfully completing additional equity financing. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

Except as disclosed elsewhere in this MD&A the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity will be substantially determined by the success of the appeal of the Supreme Court of British Columbia judgement in the Aquiline lawsuit.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the six months ended June 30, 2006, was $1,292,365, compared to cash outflow for 2005 period of $1,194,107 as a result of changes in the level of activities and in non-cash working capital.

FINANCING ACTIVITIES

During the six months ended June 30, 2006, the Company received $10,027,500 less costs of $835,902 from a brokered private placement and $200,950 on the exercise of options, compared to $4,215,145, less costs of $Nil, for the period ended June 30, 2005.

INVESTING ACTIVITIES

Investing activities required cash of $3,369,224 during six months ended June 30, 2006, compared to $3,338,729 for the 2005 period, these investing activities were for additions to the Navidad Project in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005 the Company engaged the Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company now owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2006, the Company incurred fees of $364,897 to the Grosso Group: $378,876 was paid in monthly payments and $13,979 is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

On May 6, 2005, on the signing of an Administration Services Agreement, the Company transferred its corporate equipment and leasehold improvements to Grosso Group at their carrying values of $93,177 as of December 31, 2004. As of June 30, 2006 the Company has received $46,589 from the Grosso Group for these assets. The remaining balance due from the Grosso Group is included in accounts receivable.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 (previously $8,500) and to pay a bonus of $150,000. The total compensation paid to the President during the period was $225,667. Additionally, during six months ended June 30, 2006, the Company paid $137,800 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided.

The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

In the event the agreement is terminated by the Company or as a result of a change of control, a bonus is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors, (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2006, the amount payable under the agreement would be $1,211,500.

In the event the agreement is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 10 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount if the expenditures do not have the corresponding tax basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2006 and in 2005 no impairment of long-lived assets was identified.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of June 30, 2006, the market value of marketable securities was $250,500 (June 30, 2005 - $258,000). These marketable securities will be considered "Navidad related assets" and subject to transfer to Aquiline.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2005 Management Discussion and Analysis.

SHARE DATA INFORMATION

As of August 14, 2006 there were 52,013,065 common shares, 3,504,404 warrants and 4,829,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations activities. The Company also maintains a web site at WWW.IMAEXPLORATION.COM .

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Joseph Grosso, President & Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 14, 2006


/s/ JOSEPH GROSSO
___________________________________
Joseph Grosso,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 14, 2006


/s/ ARTHUR LANG
____________________________________
Arthur Lang, Chief Financial Officer